

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 11, 2021

Paul Jacobs
Chief Executive Officer
Jaws Juggernaut Acquisition Corp
1601 Washington Avenue, Suite 800
Miami Beach, FL 33139

> **Re: Jaws Juggernaut Acquisition Corp**
> **Registration Statement on Form S-1**
> **Filed on February 12, 2021**
> **File No. 333-253076**

Dear Mr. Jacobs:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Summary
General, page 2

1.   Please describe in greater detail how XCOM Labs is affiliated with your sponsor. If material, disclose the organizational structure of your sponsor, XCOM Labs and Jaws Juggernaut Acquisition Corporation.

2.   We note your disclosure that if you combine with XCOM Labs concurrently with your initial business combination, you will not include the fair market value of XCOM Labs for purposes of satisfying the 80% of fair market value test. Please disclose any specific risks relating to the financing of an XCOM Labs acquisition and the potential dilutive effect to existing investors. Additionally, we note the statement on page 106 that "shareholders will

have the same voting and redemption rights with respect to any business combination with XCOM Labs as are generally applicable" to the initial business combination. Please clarify the circumstances when a subsequent acquisition of XCOM Labs could occur, as well as how the other features of your offering, such as the 24 months time limit, would apply.

Other Considerations, page 7

3. We note your disclosure of other affiliated blank check companies that may present conflicts of interest in pursuing acquisition targets. Please identify these SPACs and disclose whether they plan on pursuing similar targets. Also disclose whether any of them have entered into a business combination.

Founder Shares, page 15

4. Please disclose the nominal price paid for the founder shares and the percentage of the shares beneficially owned by the founders upon the closing of the offering.

Index to Financial Statements, page F-1

5. We note your inclusion of financial statements for the audited partial interim period ended January 19, 2021. Please tell us what consideration you gave to presenting only audited December 31, 2020 year end financial statements and including this partial interim financial information in an accompanying subsequent events footnote.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Frank Knapp at 202-551-3805 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at 202-551-3713 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction